# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001008092

## Reporting persons
- LAL Family Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); member of a group; sole voting power 69,402,943; shared voting power 0; sole dispositive power 69,402,943; shared dispositive power 0; aggregate amount beneficially owned 69,402,943 (21.9% of the class)
  Comment: For Rows (5) through (9) and (11) of the cover page of this Schedule 13G, see Item 4.

## Item 1. Issuer
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, NY 10153

## Item 2. Person Filing
Name of person filing: LAL Family Partners L.P. (the "Reporting Person")
Address of principal business office or, if none, residence: 767 Fifth Avenue, New York, NY 10153
Citizenship: California Limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, the Reporting Person beneficially owned 69,402,943 shares of Class A Common Stock as follows: (i) 0 shares of Class A Common Stock and (ii) 69,402,943 shares of Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock").

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 69,402,943 shares of Class A Common Stock as of December 31, 2025, which would constitute approximately 21.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 29, 2026, as set forth in the Issuer's Form 10-Q filed on February 5, 2026).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 0 shares of Class A Common Stock and the 69,402,943 shares of Class B Common Stock for which the Reporting Person has voting power as of December 31, 2025, constitute approximately 49.8% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 29, 2026, as set forth in the Issuer's Form 10-Q filed on February 5, 2026).

LAL Family Corporation ("LALFC") is the sole general partner of the Reporting Person and therefore may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by the Reporting Person.

The Reporting Person is party to the Stockholders' Agreement described below, and the responses of the Reporting Person on the cover pages of this Schedule 13G do not include shares of Class A Common Stock or Class B Common Stock beneficially owned by those other parties. Each party thereto separately reports beneficial ownership on a Schedule 13D or 13G, as the case may be.
Percent of class: The response of the Reporting Person to Item 4(a) of this Schedule 13G, as of December 31, 2025, is incorporated herein by reference.
Sole power to vote or to direct the vote: The responses of the Reporting Person to Row (5) of the cover page and to Item 4(a) of this Schedule 13G, as of December 31, 2025, are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Person to Row (6) of the cover page and to Item 4(a) of this Schedule 13G, as of December 31, 2025, are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Person to Row (7) of the cover page and to Item 4(a) of this Schedule 13G, as of December 31, 2025, are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Person to Row (8) of the cover page and to Item 4(a) of this Schedule 13G, as of December 31, 2025, are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The beneficiaries of the Evelyn H. Lauder 2012 Marital Trust One ("EHL Trust One") (i.e., William P. Lauder, Gary M. Lauder and their descendants), the beneficiaries of the Evelyn H. Lauder 2018 Marital Trust Three ("EHL Trust Three") (i.e., William P. Lauder, Gary M. Lauder and their descendants), the stockholders of LALFC (i.e., EHL Trust One, EHL Trust Three, William P. Lauder, and Gary M. Lauder), and the partners of the Reporting Person (including William P. Lauder and Gary M. Lauder) do not have the right to, but may receive, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote their shares in favor of the election of (a) William P. Lauder, Gary M. Lauder or a designee in lieu of one of them and (b) Ronald S. Lauder (or for one of his daughters), and one person, if any, designated by Ronald S. Lauder as a director of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144. To the Reporting Person's knowledge, the aggregate number of shares subject to the Stockholders' Agreement represents approximately 82.2% of the voting power of the Issuer's outstanding common stock as of December 31, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description
A List of Parties to the Stockholders' Agreement

## Signatures
- LAL Family Partners L.P.: /s/ Carol S. Boulanger, LAL Family Corporation, its general partner, By: Carol S. Boulanger, President (02/13/2026)